FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of May, 2002

Mountain Province Diamonds Inc. (formerly Mountain Province Mining Inc.)
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date June 6/2002

By: Pradeep Varshney
[Print] Name: Pradeep Varshney
Title: Chief Financial Officer

CRGH

Mountain Province Diamonds Inc.

Empire Towers I
3633 E. Inland Empire Blvd., Suite 465
Ontario, CA 91764
Phone: (909) 466-1411
Fax: (909) 466-1409
http://www.mountainprovince.com
e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

May 23, 2002

OTCBB:MPVI
TSE:MPV

De Beers Completes Follow-Up/Evaluation Spring Program of Mountain Province Diamonds' MZ Lake Sill and Tuzo Pipe

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the follow-up/evaluation spring program on the joint-venture's AK claims has been completed. A total of 10 follow-up holes were drilled into sill-73 at MZ Lake to better define its size and thickness and provide more kimberlite for further analysis. Also, a total of seven holes were drilled into the Tuzo pipe as part of a follow-up evaluation program to sample kimberlite from parts of the pipe where currently there is a lack of micro-diamond analysis and a thorough understanding of the internal geology. MZ Lake is located in the joint-venture's AK claims situated in the Northwest Territories of Canada and is approximately 20 km northwest of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

As mentioned in the September 10, 2001 news release, De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during last year's spring exploration program. Four of the five sills discovered there have been determined to be diamondiferous. The largest number of micro-diamonds was recovered from drill hole MPV-01-73 (just north of the western tip of MZ Lake); 28 diamonds were recovered from five kg. The kimberlite sill associated with this drill hole is being called sill-73. A detailed ground penetrating radar (GPR) survey using closer line spacing than last year, was conducted this winter over a large area encompassing sill-73. The results of the survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7cm to 2.19m with the largest combined kimberlite intersection in one drill hole being 3.49m, between 14.66m and 19.25m depth. This sill appears to extend at least one kilometer.

The MZ kimberlite will be sent to Kimberley, South Africa for micro-diamond recovery. If a sufficiently large and representative number of micro-diamonds are recovered and if the modeled grade is sufficiently high, then further work will be considered this summer. Such a program would concentrate on where the sill comes nearest to the surface, as determined by the GPR

Several GPR reflector structures were observed south of MZ Lake and two were drilled but neither hole intersected kimberlite. De Beers will continue with the analysis of the GPR data to determine if additional targets are worth drilling south of the lake.

The Tuzo pipe, located approximately 500m northeast of the 5034 pipe is the largest of the three main pipes. It contains approximately 15 million tonnes of diamondiferous kimberlite down to a depth of 360m of which 6.1 million tonnes is an indicated resource and approximately 8.9 million tonnes is an inferred resource. Based up the 1997 mini-bulk sample and 1999 bulk sample, it was determined that the grade of the Tuzo pipe varies from 0.62 ct/tonne to 2.7 ct/tonne.

The top 150-200m of the southwestern half of the pipe is of lower grade than the northeastern half. However, there are parts of the pipe, especially in the southwestern half, where there is a lack of any data. Additional drilling in these areas of the pipe was recommended by De Beers as this would provide information that would allow for an initial estimate of grade.

De Beers drilled seven holes, two to a depth of 300m and five to a depth of 130m, into the Tuzo pipe. The two deep holes were adjacent to two 1999 bulk sample holes so that micro-diamond counts could be "calibrated" against bulk sample grades. An HQ drill (diameter of 63mm) was used rather than the usual NQ drill (diameter of 48mm) so that a more representative sample of kimberlite would be obtained. A total of approximately 8-10 tonnes of kimberlite was recovered. Representative sections will be sent to Kimberley, South Africa for micro-diamond recovery after detailed petrographic analysis. The results will be reported as soon as they are available.

The approximately 1521 tonnes of kimberlite recovered from the bulk sample of the 5034 and Hearne pipes this winter is currently being processed in Grand Prairie, Alberta. The sample concentrates are being shipped to South Africa on a continual basis for final recovery of the diamonds. Results are expected late summer.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"*Jan W. Vandersande*"

Jan W. Vandersande, Ph.D.
President

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com **E-mail:** MtnProvInvRel@worldnet.att.net